                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of April 2005

                         Commission File Number: 1-14836

                                     ALSTOM
                                     ------
                 (Translation of registrant's name into English)

             3, avenue André Malraux, 92300 Levallois-Perret, France
             -------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

      Form 20-F   X                  Form 40-F
                -----                          -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Yes                            No   X
          -----                         -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Yes                            No   X
          -----                         -----

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

      Yes                            No   X
          -----                         -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

Enclosures:

Press release dated April 5, 2005, "ALSTOM Chosen for the Largest Hydro Project
in India"

Press release dated April 11, 2005, "ALSTOM Wins 3 Metro Contracts in Chile
Worth 110 Million Euros"

Press release dated April 26, 2005, "ALSTOM Wins 130 Million Euro Contract for
Turnkey Power Plant in Australia"

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  ALSTOM

Date: April 29, 2005                         By:  /s/ Henri Poupart-Lafarge
                                                  -----------------------------
                                                  Name:  Henri Poupart-Lafarge
                                                  Title: Chief Financial Officer

                                                                    5 April 2005

                                  ALSTOM CHOSEN

                     FOR THE LARGEST HYDRO PROJECT IN INDIA

ALSTOM has been  selected  for a €265  million  project  with  India's  National
Hydroelectric   Power  Corporation  (NHPC)  for  the  turnkey  supply  of  power generation  equipment to the Subansiri Hydro Power Project, in Assam, India. The
project will be the largest hydropower scheme in the country.

NHPC is one of the largest  organisations  for hydro-power  development in India and has  awarded  ALSTOM this  important  contract  owing to ALSTOM's  extensive experience  in such  projects,  combined  with its  capability  to  produce  the majority of the equipment in India.

ALSTOM's  scope of supply for the 2000 MW power plant covers  electro-mechanical equipment including:  turbines,  generators, balance of plant, plant control and monitoring  systems.  The  main  components  will be  manufactured  at  ALSTOM's newly-expanded factory in Baroda, India.

The plant is due to come into operation in 2010. Once completed, the hydro power station will increase the total power generation capacity of India by 2%.

This order confirms the strong position of ALSTOM and its  development  strategy in the Indian power generation market.

Philippe   Joubert,   President  of  ALSTOM's  Power  Turbo  Systems  and  Power
Environment Sectors, commented: "ALSTOM has more than a 30% share of world hydro power  generation  and  we  consider  India  to be one  of  the  most  important developing  markets.  We have been  investing in our Baroda  factory in order to develop it into a world hub for hydro projects. We are very pleased to have been selected  for this  project,  which  will be the  biggest  hydro  project in the country:  it confirms  that our  commitment  to India is the right  strategy for
ALSTOM."

Press relations:    G. Tourvieille / Séverine Gagneraud
                    (Tél. +33 1 41 49 27 13 / 27 40)
                    internet.press@chq.alstom.com

Investor relations: E. Châtelain
                    (Tél. +33 1 41 49 37 38)
                    investor.relations@chq.alstom.com

                                                                   11 April 2005

                     ALSTOM WINS 3 METRO CONTRACTS IN CHILE
                             WORTH 110 MILLION EUROS

Santiago Metro, the operator of the metro in Chile's capital, has awarded ALSTOM three contracts, worth some €110 million, as part of its extension programme for line 2 north Recoleta Avenue.

The first  contract is worth about €52 million and covers the supply of 42 metro cars and a 2-year supervision of maintenance of the capital's metro.

Furthermore,  Santiago Metro exercised the option included in the above contract for an additional 43 metro cars and a 2-year supervision of maintenance of these cars. The option has a value of some €44 million.

Finally,  Santiago Metro has awarded  ALSTOM two other  contracts for signalling equipment and automatic train control totalling €14 million.

ALSTOM will  manufacture  this  equipment in its factories in Brazil and France.
Delivery will start in mid 2007.

ALSTOM has supplied  rolling stock to Santiago Metro over the past 30 years. The entire  current  fleet  composed of 488 cars,  running on 3 lines,  was built by
ALSTOM. An additional 180 cars for line 4 are now being  manufactured in Brazil.
44 of these cars have already been delivered according to schedule.

Press relations:    Severine Gagneraud / G. Tourvieille
                    (Tél. +33 1 41 49  27 40 / 27 13)
                    internet.press@chq.alstom.com

Investor relations: E. Châtelain
                    (Tél. +33 1 41 49 37 38)
                    investor.relations@chq.alstom.com

                                                                   26 April 2005

                ALSTOM WINS 130 MILLION EURO CONTRACT FOR TURNKEY
                        POWER PLANT PROJECT IN AUSTRALIA

ALSTOM has won a €130 million contract from  independent  power producer Braemar
Power Project Pty Ltd, for the supply of a turnkey 450 MW  open-cycle  gas-fired power plant at Braemar, in Queensland, Australia.

ALSTOM will  design,  supply,  install and  commission  the entire  power plant, consisting  of 3 x ALSTOM  GT13E2  gas  turbines,  step-up  transformers,  plant control systems and balance of plant.

The site has been designed to incorporate a further three gas turbine units at a later date with  adequate  space for the  turbines to be  converted  to combined cycle in the future.

Construction  of the all  three  units  is due to  begin  at the end of May with commercial  operation expected in July 2006. When complete,  the plant will help meet the ever increasing electricity demands of the state of Queensland.

This order brings the total of GT13E2  machines sold by ALSTOM to 96 units,  six of which are in  Australia.  It follows a contract  won by ALSTOM for two of the same units in March,  to be supplied to a power  plant in  Singapore  for Keppel
Merlimau  Cogen  Pte Ltd.  The  fleet has now  accumulated  more than  2,300,000 operating hours.

Philippe   Joubert,   President  of  ALSTOM's  Power  Turbo  Systems  and  Power
Environment  Sectors,  said:  "This  project  adds to our  growing  fleet of gas turbine  power plants in Australia  and  underscores  our leading  position as a technology and plant supplier to the power generation industry."

Press relations:    G. Tourvieille / Séverine Gagneraud
                    (Tél. +33 1 41 49 27 13 / 27 40)
                    internet.press@chq.alstom.com

Investor relations: E. Châtelain
                    (Tél. +33 1 41 49 37 38)
                    Investor.relations@chq.alstom.com